SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Amendment No. 1 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-12451
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: September 30, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	NEW YORK HEALTH CARE, INC. 1850 McDonald Avenue Brooklyn, New York 11223

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant could not complete its quarterly report on Form 10-Q for the period ended September 30, 2004 on a timely basis due to certain unforeseen delays in connection with its preparation.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Jacob Rosenberg	718	375-6700

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached.

NEW YORK HEALTH CARE, INC.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ Jacob Rosenberg Jacob Rosenberg Vice President, Chief Operating and Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT TO PART IV OF
FORM 12b-25 OF
New York Health Care, Inc.

With respect to its Form 10-Q for the quarterly period
ended September 30, 2004

The registrant estimates that its results of operations for the three months ended September 30, 2004 as reflected in its statements of operations to be included in its Form 10-Q for the quarterly period ended September 30, 2004 will reflect net patient service revenues between approximately $12,000,000 to $12,397,000 as compared to $11,044,365 for the three months ended September 30, 2003. For the nine months ended September 30, 2004 the registrant expects to report net patient revenue between approximately $35,800,000 to $36,075,000 as compared to $33,859,114 for the nine months ended September 30, 2003. In addition, the registrant expects to report a net loss in the three months ended September 30, 2004 . It incurred a net loss of $1,099,192 for the three months ended September 30, 2003. For the nine months ended September 30, 2004 the registrant expects to report a decrease in its net loss when compared to the net loss of $20,793,142 for the nine months ended September 30, 2003 since the net loss for the nine month period in 2003 included a $17,869,339 non-cash goodwill impairment charge. There was no comparable charge in the 2004 period.